Exhibit 99.2*

37 CAPITAL INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

Name of Debtor	Balance Beginning of Period	Additions	(Collected)/ Paid	Amount Written off	Balance End of Period Receivable (Payable)
2016
Jackpot Digital Inc.	(192,938)	(119,038)	20,000	0	(291,976)
Jacob H. Kalpakian	(38,528)	(49,478)	42,501	0	(45,505)
Green Arrow Resources Inc.	(27,160)	(67)	0	0	(27,227)
Kalpakian Bros. of B.C. Ltd.	(17,000)	(36,750)	38,000	0	(15,750)
4 Touchdowns Capital Inc.	0	(21,095)	0	0	(21,095)
27 Red Capital Inc.	0	(21,095)	0	0	(21,095)

2015
Jackpot Digital Inc.	(110,401)	(121,405)	38,868	0	(192,938)
Jacob H. Kalpakian	(122,698)	(40,105)	124,275	0	(38,528)
Green Arrow Resources Inc.	(27,160)	0	0	0	(27,160)
Kalpakian Bros. of B.C. Ltd.	(37,800)	(63,000)	83,800	0	(17,000)

2014
Jackpot Digital Inc.	(5,503)	(104,898)	0	0	(110,401)
Jacob H. Kalpakian	(116,282)	(13,416)	7,000	0	(122,698)
Green Arrow Resources Inc.	(12,535)	(14,625)	0	0	(27,160)
Kalpakian Bros. of B.C. Ltd.	(3,150)	(34,650)	0	0	(37,800)